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                            December 28, 2023

       Peter Maag, Ph.D.
       Chief Executive Officer
       Kyverna Therapeutics, Inc.
       5980 Horton St., STE 550
       Emeryville, CA 94608

                                                        Re: Kyverna
Therapeutics, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted December
13, 2023
                                                            CIK No. 0001994702

       Dear Peter Maag:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 submitted December 13, 2023

       Prospectus Summary
       Overview, page 1

   1. We note your response to comment 1 and reissue in part. Your disclosure on page 1 stating that KYV-101
"includes" a CAR you licensed from the NIH may make it appear that KYV-101 contains
technology that is in addition to the technology developed by the
                                                        NIH. Please revise to
disclose what technology you have developed and that is included in
                                                        KYV-101 versus the
technology you have in-licensed. To the extent that KYV-101 does not include technology
that you have developed, please revise here and elsewhere
                                                        throughout to clearly
state this.
 Peter Maag, Ph.D.
FirstName LastNamePeter
Kyverna Therapeutics, Inc.Maag, Ph.D.
Comapany28,
December  NameKyverna
              2023       Therapeutics, Inc.
December
Page  2   28, 2023 Page 2
FirstName LastName

Our pipeline and programs, page 3

2.       We note your response to comment 4 and reissue in part. We note your disclosure
         throughout stating you are conducting a clinical trial in Germany, your disclosure on page
         52 that you are conducting clinical trials    outside the United
States, and the FDA and
         comparable foreign regulatory authorities may not accept data from
such trials    and your
         disclosure on page 53 that you    plan to seek regulatory approval of
[y]our current or
         future product candidates outside of the United States.    We also
note your disclosure on
         page 163 that    [i]n addition to regulations in the United States,
[you] may be subject to a
         variety of regulations in other jurisdictions that [you] may in the future select, which may govern, among other things, clinical trials and any commercial sales and distribution of
         [y]our products.    In regard to this, it appears you are conducting a
clinical trial in
         Germany and intend to submit the study data to the FDA and plan to seek regulatory approval in Europe at another time. The pipeline table should depict the current overall progress of each product candidate in each indication. Please revise to remove the individual study progress rows from your depiction of KYV-101 in lupus nephritis and revert to a single row depicting the overall current phase of development for the program.
         We do not object to the current pipeline table presentation to the extent you are currently and simultaneously pursuing regulatory approval of KYV-101 in lupus nephritis in the
         United States and Europe and do not intend to use data from your trials conducted in the
         United States to submit to European regulators or vice versa. If true, revise throughout to state as much and revise your disclosure starting on page 163 to provide a full discussion of the regulatory approval process in the foreign jurisdictions you are currently seeking regulatory approval and reconcile your disclosure throughout to reflect you are currently seeking regulatory approval in foreign jurisdictions as opposed to planning to do so in the future. Finally, please revise your pipeline tables here and elsewhere to enlarge the footnote so it is legible.
Risk Factor Summary, page 6

3. We note your new risk factor disclosure starting on page 54 related to the FDA's
         November 28, 2023 statement. Please revise here to include summary risk factor disclosure.
Critical Accounting Estimates
Determination of Fair Value of Common Stock, page 113

4. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.
 Peter Maag, Ph.D.
Kyverna Therapeutics, Inc.
December 28, 2023
Page 3
Notes to Financial Statements
6. Significant Agreements, page F-16

5. We note your response to prior comment 7 and the revised disclosure. Please revise your disclosure to clarify the timing of when the current accrued license expense-related party balance of $6.3 million is due.
Notes to Condensed Financial Statements (unaudited)
14. Subsequent Events, page F-55

6. Please quantify the amount of the stock compensation expense you expect to recognize for the option grants issued subsequent to September 30, 2023.
       Please contact Jenn Do at 202-551-3743 or Vanessa Robertson at 202-551-3649 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNamePeter Maag, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameKyverna Therapeutics, Inc.
                                                           Office of Life
Sciences
December 28, 2023 Page 3
cc:       Jeffrey T. Hartlin, Esq.
FirstName LastName